UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 12, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 12 June 2013 entitled ‘VODAFONE GROUP CONFIRMS PRELIMINARY APPROACH TO KABEL DEUTSCHLAND’

12 June 2013

VODAFONE GROUP CONFIRMS PRELIMINARY APPROACH TO KABEL DEUTSCHLAND

Vodafone Group Plc notes the recent speculation regarding a potential offer for Kabel Deutschland Holding AG (“KD”) and confirms that it has made a preliminary approach to KD regarding a possible offer for the company. There is no certainty that any offer will ultimately be made nor as to the terms on which any such offer might be made.

- ends -

For further information:

Vodafone Investor Relations	Vodafone Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 12, 2013	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary